Filed pursuant to Rule 253(g)(2)
File No. 024-10541

Offering Circular Supplement No. 1
(To the offering circular dated May 12, 2016)

3,000,000 SHARES OF COMMON STOCK

This Offering Circular Supplement No. 1 (the “Supplement”) supplements our Offering Circular dated May 12, 2016 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-10541), relating to the offer and sale by us of up to 3,000,000 shares of our common stock (the “Common Stock”) at a purchase price per share equal to $1.00 (the “Offering”).

There has been no public trading market for the Common Stock. Upon completion of the Offering, we will attempt to have the shares quoted on either the OTCQX or OTCQB, each operated by OTC Markets Group, Inc. (collectively, the “OTC”), subject to our satisfaction of applicable listing requirements. There is no assurance that the shares of Common Stock will ever be quoted on the OTC. To be quoted on the OTC, a market maker must apply with the Financial Industry Regulatory Authority (“FINRA”) to make a market in our Common Stock. As of the date of this Supplement, we have engaged in preliminary discussions with a FINRA market maker regarding participation in a future trading market for our securities; however, no filing with FINRA has been made.

Recent Developments

This Supplement is being filed to update, amend and supplement the information in the Offering Circular with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2016 (the “Report”). Accordingly, we have attached the Report to this Supplement. Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 4 of the Offering Circular.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING TO THE EXTENT THAT THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES OF COMMON STOCK ONLY IF YOU CAN AFFORD THE COMPLETE LOSS OF YOUR INVESTMENT. PLEASE REFER TO ‘RISK FACTORS’ BEGINNING ON PAGE 4 OF THE OFFERING CIRCULAR.

THE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Offering Circular Supplement is June 9, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 9, 2016 (June 3, 2016)

GreenKissNY Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55641	47-3317645
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

75 South Broadway, 4th Floor White Plains, New York	10601
(Address of principal executive offices)	(Zip Code)

(914) 304-4323

Registrant’s telephone number, including area code

No change

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On June 3, 2016, GreenKissNY Inc. (the “Company”) entered into subscription agreements (the “Subscription Agreements”) with 46 investors and held the initial closing of its initial public offering (the “Offering”), pursuant to which the Company sold 418,900 shares (the “Shares”) of common stock of the Company, par value $0.00001 per share, for aggregate gross proceeds of $418,900. The Shares were offered and sold to the public pursuant to the Company’s Offering Statement on Form 1-A (SEC File No. 024-10541), as amended (the “Offering Statement”), which was qualified by the U.S. Securities and Exchange Commission on May 12, 2016, and a related offering circular. The Company intends to conduct additional closings to accommodate further subscriptions up to the Offering’s maximum amount of $3,000,000.

The foregoing description of the terms of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the provisions of such agreements, the form of which is filed as exhibit 10.1 to this Current Report on Form 8-K.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements that involve risks and uncertainties, such as statements related to future closings in the Offering and the amount of proceeds expected from the Offering. The risks and uncertainties involved include the Company’s ability to raise additional funds in the Offering. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this report. The Company does not intend to revise or update any forward-looking statement in this report to reflect events or circumstances arising after the date hereof, except as may be required by law.

Item 3.02 Unregistered Sales of Equity Securities.

The information included at Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Form of Subscription Agreement (filed herewith).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREENKISSNY INC.

Date: June 9, 2016	By:	/s/ Ann Anderson
	Name:	Ann Anderson
	Title:	President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Subscription Agreement (filed herewith).

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Subscription Agreement

This subscription agreement (this “Agreement”) is made as of the date set forth below, by and between the investor identified on the signature page hereto (the “Investor”) and GreenKissNY Inc., a Delaware corporation (the “Company”), whereby the parties agree as follows:

1.	Subscription.

a)	Subject to the terms and conditions hereof, the Investor hereby irrevocably subscribes for and agrees to purchase from the Company the number of shares of common stock, par value $0.00001 per share (the “Common Stock”), of the Company set forth on the signature page attached hereto (the “Shares”), and the Company agrees to sell such Shares to the Investor at a purchase price of $1.00 per Share for the total amount set forth on the signature page attached hereto (the “Purchase Price”), subject to the Company’s right to sell to the Investor such lesser number of Shares as the Company may, in its sole discretion, deem necessary or desirable.

b)	The Shares are being offered pursuant to that Offering Circular, dated May 12, 2016 (the “Offering Circular”), which forms a part of the Offering Statement on Form 1-A, qualified on May 12, 2016 (SEC File No. 024-10541) (the “Offering Statement”) by the Securities and Exchange Commission (the “SEC”). A copy of the Offering Circular has been delivered to the Investor.

c)	Contemporaneously with the execution and delivery of this Agreement, the Investor shall pay the Purchase Price for the Shares by check made payable to “GreenKissNY Inc.”, or wire transfer in accordance with the instructions set forth on Appendix A hereto;

d)	This subscription shall be deemed to be accepted only when this Agreement has been signed by an authorized officer or agent of the Company (such time, a “Closing”) and the Company shall provide written notice to the Investor upon acceptance or rejection of such as soon as practicable after receipt by the Company;

e)	Within ninety (90) days of the final Closing of the offering of shares of Common Stock, the Company will deliver stock certificates attributable to the Shares purchased directly to the Investor;

f)	The Company shall have the right to reject this subscription, in whole or in part; and

g)	The payment of the Purchase Price (or, in the case of rejection of a portion of the Investor’s subscription, the part of the payment relating to such rejected portion) will be returned promptly, without interest or deduction, if the Investor’s subscription is rejected in whole or in part or if this offering is withdrawn or canceled.

2.	Representations and Warranties of the Investor.

a)	By executing this Agreement, the Investor represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Closing:

i.	Requisite Power and Authority. The Investor has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement. All action on the Investor’s part required for the lawful execution and delivery of this Agreement has been or will be effectively taken prior to the Closing. Upon execution and delivery, this Agreement will be a valid and binding obligation of the Investor, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

ii.	Investment Representations. The Investor understands that the Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Investor also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon the Investor’s representations contained in this Agreement.

iii.	Illiquidity and Continued Economic Risk. The Investor acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. The Investor must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Shares. The Investor acknowledges that the Investor is able to bear the economic risk of losing the Investor’s entire investment in the Shares. The Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Shares.

iv.	Accredited Investor Status or Investment Limits. The Investor represents that either:

a.	The Investor is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. The Investor represents and warrants that the information set forth in response to question (c) on the signature page attached hereto concerning the Investor is true and correct; or

b.	The Purchase Price set forth on the signature page attached hereto, together with any other amounts previously used to purchase Shares in this offering, does not exceed 10% of the greater of the Investor’s annual income or net worth.

The Investor represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

v.	Stockholder Information. Within five days after receipt of a request from the Company, the Investor hereby agrees to provide such information with respect to its status as a stockholder (or potential stockholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited status of the Company’s stockholders. The Investor further agrees that in the event it transfers any Shares, it will require the transferee of such Shares to agree to provide such information to the Company as a condition of such transfer.

vi.	Company Information. The Investor has read the Offering Circular filed with the SEC, including the section titled “Risk Factors.” The Investor understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. The Investor acknowledges that no representations or warranties have been made to the Investor, or to the Investor’s advisors or representatives, if any, by the Company or others with respect to the business or prospects of the Company or its financial condition.

vii.	Valuation. The Investor acknowledges that the price of the Shares was set by the Company on the basis of the Company’s internal valuation and no warranties are made as to value. The Investor further acknowledges that future offerings of Shares may be made at lower valuations, with the result that the Investor’s investment will bear a lower valuation.

viii.	Domicile. The Investor maintains the Investor’s domicile (and is not a transient or temporary resident) at the address shown on the signature page.

ix.	No Brokerage Fees. There are no claims for brokerage commission, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement or related documents based on any arrangement or agreement binding upon the Investor. The Investor will indemnify and hold the Company harmless against any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any such claim.

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3.	Miscellaneous.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. Execution may be made by delivery by facsimile or via electronic format.

All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and shall be mailed, hand delivered, sent by a recognized overnight courier service such as Federal Express, or sent via facsimile and confirmed by letter, to the party to whom it is addressed at the following addresses or such other address as such party may advise the other in writing:

To the Company: GreenKissNY Inc., 75 South Broadway, Suite 472, White Plains, New York, 10601.

To the Investor: as set forth on the signature page hereto.

All notices hereunder shall be effective upon receipt by the party to which it is addressed.

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The undersigned, desiring to purchase shares of common stock of GreenKissNY Inc., by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Agreement.

(a) The number of Shares the undersigned hereby irrevocably subscribes for is:
(enter number of Shares)

(b) The aggregate Purchase Price (based on a price of $1.00 per Share) for the Shares the undersigned hereby irrevocably subscribes for is:	$
(enter total Purchase Price)

(c) Check the applicable box:

[ ]	The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act). The undersigned has checked the appropriate box on the attached Certificate of Accredited Investor Status indicating the basis of such accredited investor status.

[ ]	The amount set forth in paragraph (b) above (together with any previous investments in the Shares pursuant to this offering) does not exceed 10% of the greater of the undersigned’s net worth or annual income.

(d) The Shares being subscribed for will be owned by, and should be recorded on the Company’s books as held in the name of:

(print name of owner or joint owners)

If the Shares are to be purchased in joint names, both Subscribers must sign:

Signature	Signature

Name (Please Print)	Name (Please Print)

Email address	Email address

Address	Address

Telephone Number	Telephone Number

Social Security Number/EIN	Social Security Number

Date	Date

This Subscription is accepted	GreenKissNY Inc.

on _____________, 2016	By:
Name:
Title:

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CERTIFICATE OF ACCREDITED INVESTOR STATUS

The undersigned is an individual “accredited investor,” as that term is defined in Regulation D under the Securities Act of 1933, as amended (the “Act”). The undersigned has checked the box below indicating the basis on which it is representing its status as an “accredited investor”:

[ ]	a bank as defined in Section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(a)(13) of the Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that act; a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

[ ]	a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

[ ]	an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

[ ]	a natural person whose individual net worth, or joint net worth with the undersigned’s spouse, excluding the “net value” of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for foreseeable future, with “net value” for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth;

[ ]	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with the undersigned’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

[ ]	a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment; or

[ ]	an entity in which all of the equity holders are “accredited investors” by virtue of their meeting one or more of the above standards.

[ ]	an individual who is a director or executive officer of GreenKissNY Inc.

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APPENDIX A

Wire Instructions:

KeyBank

270 Martine Ave.

White Plains, NY 10601

Account Name: GreenKissNY Inc.

ABA: 021300077

Account Number: 324711000939

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